UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. __5_)*

Keystone Automotive Industries Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

49338N109
(Cusip Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 49338N109	Page 2 of 6 Pages


1.	NAMES OF REPORTING PERSONS
        D. F Dent & Company, Inc.

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        521045317


2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)[ ]
		(b)[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Maryland

5.	SOLE VOTING POWER
	893,968

6.	SHARED VOTING POWER
	N/A

7.	SOLE DISPOSITIVE POWER
	893,968

8.	SHARED DISPOSITIVE POWER
        N/A
	--
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
	893,968

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	5.88%

12.	TYPE OF REPORTING PERSON
	IA

CUSIP No. 49338N109	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:
		Keystone Automotive Industries Inc.

	(b) Address of Issuer's Principal Executive Offices
		700 East Bonita Avenue
		Pomona, California 91767

Item 2(a)	Name of Person Filing:

               D. F. Dent & Company, Inc.

       (b)  Address of Principal Business Office or, if none,
Residence:

	        2 East Read Street
	        Baltimore, Maryland  21202

	(c)	Citizenship:

                Maryland

	(d)	Title of Class of Securities:

	        Common Stock

	(e)	CUSIP Number:

	        49338N109

Item 3:	Capacity in Which Person is Filing:

	[x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

CUSIP No. 49338N109	Page 4 of 6 Pages


Item 4:	Ownership:

	As of March 25, 2004:

	(a)	Amount Beneficially Owned:
		893,968
	(b)	Percent of class:
		5.88%

	(c)	Number of shares to which such person has:

	(i)	Sole power to vote or to direct the vote:
		893,968

	(ii)	Shared power to vote or to direct the vote:
		N/A

	(iii)	Sole power to dispose or to direct the
disposition of:
		893,968

	(iv)	Shared power to dispose or to direct the disposition
of :


Item 5:	Ownership of Five Percent of Less of Class:

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ] Not applicable

CUSIP No. 761624105	Page 5 of 6 Pages


Item 6:	Ownership of More than Five Percent on Behalf of
Another Person:

	All of the shares of Common Stock set forth in Item 4 are owned by various investment advisory clients of D. F. Dent
& Company, Inc. which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares for its clients and its ability to vote such shares. In all cases, persons other than D. F. Dent & Company, Inc. have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares. No individual client holds more than five percent of the class.




Item 7:	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:

	Not applicable.

Item 8:	Identification and Classification of Members of the
Group:

	Not applicable

Item 9:	Notice of Dissolution of Group:

	Not applicable

CUSIP No. 49338N109	Page 6 of 6 Pages


Item 10:	Certification:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


               D. F. Dent & Company, Inc.
		By:	/s/ Daniel F. Dent

		Daniel F. Dent
		President


Date:	3/30/04